

December 11, 2013

<u>Via E-mail</u>
Karen M. Spaun
Senior Vice President and
Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI

  Re: **Meadowbrook Insurance Group, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 8, 2013
     File No. 001-14094

Dear Ms. Spaun:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief